Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-212-867-1768
flazar@lazarpartners.com/
dcarey@lazarpartners.com

GIVEN IMAGING REPORTS FIRST QUARTER 2011 RESULTS

– First Quarter 2011 Revenues Increased 25% to a Record $40 Million  –

– Non-GAAP Gross Margin Increased to 77.4% of Revenues –

– Non-GAAP Operating Profit Increased 12% –

– PillCam SB Sales in the EMEA Region Grew 18% –

– Currency Fluctuations and Increased Taxes Reduced Net Income Compared to First Quarter 2010 –

YOQNEAM, Israel, May 4, 2011 - Given Imaging Ltd. (NASDAQ: GIVN) today announced financial results for the first quarter ended March 31, 2011.

Worldwide revenues were $40 million in the first quarter of 2011, a 25 percent increase from $32.1 million in the first quarter of 2010.  First quarter 2011 revenues include sales of $5.5 million from Sierra Scientific Instruments (Sierra), which the company acquired on April 1, 2010.  Gross margin on a non-GAAP basis in the first quarter of 2011 was 77.4 percent, compared to 77.1 percent in the first quarter of 2010.

Non-GAAP operating profit was $3.9 million, compared to $3.5 million in the first quarter of 2010.  On a non-GAAP basis, net income for the first quarter of 2011 was $3 million, or $0.10 per share on a fully diluted basis, compared to $4.4 million, or $0.14 per share on a fully diluted basis, in the first quarter of 2010.  On a GAAP basis, net income for the first quarter of 2011 was $0.7 million, or $0.02 per share, compared to $2.1 million, or $0.07 per share, in the same quarter of last year.  In the first quarter of 2011 finance expense, net, was $0.1 million, compared to finance income, net, of $0.98 million in the first quarter of 2010. Tax expense for the first quarter of 2011 was $0.7 million, compared to $0.1 million in the same quarter of last year.  A reconciliation of GAAP results to non-GAAP results is attached.

Cash and cash equivalents, short-term investments and marketable securities on March 31, 2011 totaled $83.9 million.

“We are pleased to report that we achieved a 25 percent increase in total revenues in the first quarter of 2011, fueled by sales of Sierra Scientific Instruments products, and by solid growth of our PillCam business in the EMEA and APAC regions," said Homi Shamir, president and CEO of Given Imaging.  “Looking ahead, we are encouraged by several positive developments, including recovery of our core PillCam SB business in the EMEA region, which looks to be back on track, and the recent FDA decision to clear the marketing of PillCam SB in the U.S for use in monitoring lesions that may indicate Crohn’s disease.  Finally, we are making progress towards starting the PillCam COLON pivotal trials in the U.S. and Japan.”

First Quarter 2011 Revenue Analysis

Revenues in the Americas region were $24.1 million, including revenues of $3.2 million from sales of Sierra products. In the same period in 2010 revenues in the Americas region were $20.5 million.  Revenues in the EMEA region were $11.2 million, including $1.5 million from sales of Sierra products, compared to $8.5 million in the same quarter last year.  APAC revenues were $4.7 million, including Sierra sales of $0.7 million, compared to $3.1 million in the same period in 2010.

Worldwide PillCam SB sales amounted to 54,200 capsules in the first quarter of 2011, compared to 50,900 capsules in the same period last year.  PillCam SB sales in the Americas region were 33,400 capsules, approximately the same as in the first quarter of last year.  PillCam SB sales in the EMEA region increased 18 percent to 15,000 capsules, compared to 12,700 capsules in the first quarter of 2010 and PillCam SB sales in the APAC region increased 26 percent to 5,800 capsules, compared to 4,700 capsules in the same period in 2010.

Supplemental first quarter data can be found at www.givenimaging.com in the Investor Relations section.

2011 Guidance

The company reaffirms its guidance for 2011 of revenues between $165 million and $173 million, GAAP EPS of $0.35 – $0.40, and non-GAAP EPS of $0.65 – $0.70.

Recent Developments

PillCam SB Expanded Indication
▪
In March 2011, Given Imaging received clearance from the U.S. Food and Drug Administration (FDA) to promote the PillCam SB video capsule for use in monitoring lesions that may indicate Crohn's disease.

Sensor Belt Expanded Availability
▪	In February 2011, the FDA cleared revised labeling regarding the use of the SensorBelt in patients with a higher than normal Body Mass Index (BMI) of up to 43.3 kg/m2.

PillCam Patent Infringement Lawsuit
▪
The Regional Court (Patent Chamber) in Dusseldorf, Germany ruled that the MiroCam capsule endoscopy system manufactured by IntroMedic of South Korea infringed two patents asserted by Given Imaging. The court's rulings allow Given Imaging to prevent IntroMedic's German distributor, Medwork Medicinal Products and Services GmbH, from selling the current model of the MiroCam capsule and MiroView software in Germany. The defendant appealed this decision and commenced separate proceedings to invalidate the patents.

International Colon Capsule Expert Meeting
▪
In February, the inaugural International Colon Capsule Expert Meeting took place in Italy, assembling a panel of gastrointestinal experts from around the world.  The purpose of the meeting was to discuss and develop guidelines for colon capsule endoscopy in accordance with the methodology established by the European Society of Gastrointestinal Endoscopy.  Guidelines are expected to be published in the fourth quarter of 2011.

Conference Call / Webcast Information

U.S. Call / Webcast
The company will host a conference call in English at 9:00 am ET on Thursday, May 5, 2011. To participate in this teleconference, please dial 888-715-1394 fifteen minutes before the conference is scheduled to begin. Callers outside of the U.S. should dial 913-312-1513. The call will also be webcast live at www.givenimaging.com.  A replay of the call will be available for two weeks on the company's website, or until May 19, 2011, by dialing 888-203-1112. Callers outside of the U.S. should dial 719-457-0820. The replay participant code is 3018955.

Hebrew Call
A separate conference call in Hebrew will take place on May 5, 2011 at 2:00 pm Israel time, 7:00 am ET. To access this call, please dial + 972-3-918-0609ten minutes before the conference is scheduled to begin. A replay of the call will be available from May 8 until May 10, 2011 by dialing +972-3-925-5900.

About Given Imaging Ltd.
Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® video capsules for the small bowel, esophagus and colon [PillCam® COLON not approved for use in the United States.], industry-leading ManoScan™ high-resolution manometry and Bravo® wireless and Digitrapper® pH and impedance products. Given Imaging is committed to delivering breakthrough innovations to the GI community and supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam and Hong Kong. For more information, please visit www.givenimaging.com.

Use of Non-GAAP Measures
This press release provides financial measures for net income and basic and diluted earnings per share that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare it with historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) adverse events related to our products or product quality issues that could require us to recall products and impact our sales, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2010. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

# # #

Financial Tables Follow

Given Imaging Ltd. and its Consolidated Subsidiaries
Excluded Items
For the Three Months Ended March 31, 2011 and 2010
(Unaudited, dollars in thousands)

		Research	Selling	General		Tax
	Gross	And	And	And	Other	Expense
	Profit	Development	Marketing	Admin	Expenses	(Benefit)	Total

Three month period
ended March 31, 2011

Compensation expenses	$-	$182	$561	$1,394	$-	$-	$2,137
Sierra PPA	237	-	81	-	-	(127)	191
Total	$237	$182	$642	$1,394	$0	$(127)	$2,328

Three month period
ended March 31, 2010

Compensation expenses	$-	$83	$327	$1,203	$-	$-	$1,613
Sierra acquisition expenses	-	-	-	686	-	-	686
Total	$0	$83	$327	$1,889	$0	$0	$2,299

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the Three months ended March 31, 2011 and 2010
Condensed, in thousands except share and per share data

		Q1 2011			Q1 2010
		Specified	Non		Specified	Non
	GAAP	Items (*)	GAAP	GAAP	Items (*)	GAAP
Revenues	$39,969	-	$39,969	$32,097	-	$32,097
Cost of revenues	(9,267)	237	(9,030)	(7,336)	-	(7,336)

Gross profit	30,702	237	30,939	24,761	-	24,761
Gross profit as a % of revenues	76.8%	-	77.4%	77.1%	-	77.1%

Operating expenses
Research and development, net	(5,461)	182	(5,279)	(3,777)	83	(3,694)
Sales and marketing	(17,249)	642	(16,607)	(14,749)	327	(14,422)
General and administrative	(6,522)	1,394	(5,128)	(5,134)	1,889	(3,245)
Other, net	(17)	-	(17)	(63)	-	(63)

Total operating expenses	(29,249)	2,218	(27,031)	(23,723)	2,299	(21,424)

Operating profit	1,453	2,455	3,908	1,038	2,299	3,337
Operating profit as a % of revenues	3.6%	-	9.8%	3.2%	-	10.4%

Financing income (expense) ,net	(96)	-	(96)	978	-	978

Profit before taxes on income	1,357	2,455	3,812	2,016	2,299	4,315
Income tax expense	(592)	(127)	(719)	(129)	-	(129)

Net Profit	765	2,328	3,093	1,887	2,299	4,186

Net (income) loss attributable to non-controlling interest	(88)	-	(88)	166	-	166

Net profit attributable to shareholders	$677	$2,328	$3,005	$2,053	$2,299	$4,352
Net profit attributable to shareholders as a % of revenues	1.7%	-	7.5%	6.4%	-	13.6%

Earnings per share
Basic Earnings attributable to shareholders per Ordinary Share	$0.02	$0.08	$0.10	$0.07	$0.08	$0.15
Diluted Earnings attributable to shareholders per Ordinary Share	$0.02	$0.08	$0.10	$0.07	$0.07	$0.14

(*) See specified items on Excluded Items table

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Balance Sheets
In thousands except share data
(Unaudited)

	March 31	December 31
	2011	2010

Assets

Current assets
Cash and cash equivalents	$28,922	$34,619
Short-term investments	39,947	51,973
Accounts receivable:
Trade (Net of provisions for doubtful debts of $267
and of $295 as of March 31, 2011 and December 31,
2010, respectively)	26,616	27,862
Other	3,640	4,291
Inventories	21,509	19,076
Prepaid expenses	2,306	1,585
Deferred tax assets	1,664	1,638
Advances to suppliers	373	441

Total current assets	124,977	141,485

Deposits	1,244	1,212

Assets held for employee severance payments	6,897	6,393

Marketable Securities	14,999	3,873

Non-current Inventory	5,077	5,626

Fixed assets, at cost, less accumulated depreciation	13,498	13,709

Intangible assets, less accumulated amortization	31,298	25,813

Goodwill	24,089	24,089

Total Assets	$222,079	$222,200

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Balance Sheets
In thousands except share data
(Unaudited)

	March 31	December 31
	2011	2010

Liabilities and equity

Current liabilities

Current installments of obligation under capital lease	$166	$168
Accounts payable
Trade	7,899	9,125
Other	22,029	26,065
Deferred income	852	788
Total current liabilities	30,946	36,146

Long-term liabilities
Obligation under capital lease, net	201	244
Liability in respect of employees’ severance payments	7,650	7,151
Deferred tax liabilities	5,744	5,871
Total long-term liabilities	13,595	13,266
Total liabilities	44,541	49,412

Equity
Shareholders’ equity
Ordinary Shares, NIS 0.05 par value each (90,000,000
shares authorized; 30,027,447 and 29,829,277 shares
issued and fully paid as of March 31, 2011 and
December 31, 2010, respectively)	353	350
Additional paid-in capital	198,882	194,899
Capital reserve	2,051	2,051
Accumulated other comprehensive income	94	95
Accumulated deficit	(24,030)	(24,707)
Shareholders' equity	177,350	172,688
Non-controlling interest	188	100
Total Equity	177,538	172,788

Total liabilities and equity	$222,079	$222,200

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Statements of Operations
In thousands except share and per share data
(Unaudited)

	Three month period ended		Year ended
	March 31		December 31
	2011	2010	2010

Revenues	$39,969	$32,097	$157,809
Cost of revenues	(9,267)	(7,336)	(37,629)

Gross profit	30,702	24,761	120,180

Operating expenses
Research and development, gross	(5,773)	(4,024)	(21,695)
Government grants	312	247	1,477
Research and development, net	(5,461)	(3,777)	(20,218)

Sales and marketing	(17,249)	(14,749)	(67,114)
General and administrative	(6,522)	(5,134)	(25,138)
Other, net	(17)	(63)	(759)

Total operating expenses	(29,249)	(23,723)	(113,229)

Operating income	1,453	1,038	6,951
Financing income (expense), net	(96)	978	2,599

Income before taxes on income	1,357	2,016	9,550
Income tax expense	(592)	(129)	(1,362)

Net income	765	1,887	8,188

Net loss (income) attributable to non-controlling interest	(88)	166	290

Net income attributable to shareholders of the company	$677	$2,053	$8,478

Earnings per share

Basic Earnings attributable to shareholders per Ordinary Share	$0.02	$0.07	$0.29

Diluted Earnings attributable to shareholders per Ordinary Share	$0.02	$0.07	$0.28

Weighted average number of Ordinary Shares used
to compute basic Earnings per Ordinary share	29,434,741	29,427,767	29,670,842

Weighted average number of Ordinary Shares used
to compute diluted Earnings per Ordinary share	30,356,969	30,646,418	30,525,654

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Cash Flows
In thousands
(Unaudited)

	Three month period ended		Year ended
	March 31,		December 31,
	2011	2010	2010

Cash flows from operating activities:
Net income	$765	$1,887	$8,188

Adjustments required to reconcile net income
to net cash provided by (used in) operating activities:

Depreciation and amortization	1,998	1,498	7,662
Goodwill impairment	-	-	20
Deferred tax assets	(26)	206	761
Deferred tax liabilities	(127)	-	(888)
Stock option compensation	2,137	1,613	8,482
Loss from disposal of long-term assets	27	-	739
Other	(10)	87	304
Decrease in accounts receivable – trade	1,246	3,028	560
Decrease (increase) in accounts receivable – other	651	(320)	(488)
Decrease (increase) in prepaid expenses	(721)	(559)	(23)
Decrease (increase) in advances to suppliers	68	157	93
Decrease (increase) in inventories	(1,884)	1,425	2,331
Increase (decrease) in accounts payable	(5,312)	(5,210)	3,389
Increase in deferred income	64	252	554
Net cash provided by (used in) operating activities	(1,124)	4,064	31,684

Cash flows from investing activities:
Purchase of fixed assets and intangible assets	(7,299)	(1,222)	(5,056)
Acquisition of Sierra, net of cash acquired	-	-	(34,709)
Payment on account of business combination	-	(35,000)	-
Deposits, net	(28)	(24)	(6)
Proceeds from sales of marketable securities and short term investments	14,044	18,208	29,352
Investments in trading and marketable securities	(13,148)	(7,546)	(36,968)
Net cash used in investing activities	(6,431)	(25,584)	(47,387)

Cash flows from financing activities:
Principal payments on capital lease obligation	(41)	(34)	(143)
Proceeds from the issuance of Ordinary Shares	1,849	1,991	4,219
Purchase of shares from a non-controlling shareholder in a Subsidiary	-	-	(403)
Net cash provided by financing activities	1,808	1,957	3,673

Effect of exchange rate changes on cash	50	80	191

Decrease in cash and cash equivalents	(5,697)	(19,483)	(11,839)
Cash and cash equivalents at beginning of period	34,619	46,458	46,458

Cash and cash equivalents at end of period	$28,922	$26,975	$34,619

Supplementary cash flow information
Income taxes paid	$50	$48	$234